UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lowell Farms Inc.
(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

547572107

(CUSIP Number)

Kenneth G. Alberstadt

Akerman Senterfitt LLP

1251 Avenue of the Americas, 37th Floor

New York, NY 10020

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 19, 2022

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 547572107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS: GEORGE MICHAEL HARDIN ALLEN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

550,500
	8	SHARED VOTING POWER:

67,542,318
	9	SOLE DISPOSITIVE POWER:

550,500
	10	SHARED DISPOSITIVE POWER:

67,542,318

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

68,092,818
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 547572107	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS: GERONIMO CAPITAL, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 27-3339523
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

14,957,476
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

14,957,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,957,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 547572107	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS: GERONIMO CVOF MANAGER, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 84-4948125
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

46,964,436
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

46,964,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,964,436
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 547572107	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS: GERONIMO CENTRAL VALLEY OPPORTUNITY FUND, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 84-4921735
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

45,364,310
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

45,364,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,364,310
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 547572107	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS: GEORGE ALLEN REVOCABLE TRUST

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Same as IN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

5,620,406
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

5,620,406

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,620,406
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 547572107	SCHEDULE 13D/A	Page 7 of 10 Pages

Introduction

As of August 19, 2022, Lowell Farms Inc. (the “Company”) has issued 202,590 super voting shares (the “Super Voting Shares”) and 100,613,094 subordinate voting shares (the “Subordinate Voting Shares”). The Super Voting Shares carry 1,000 votes per share and the Subordinate Voting Shares carry 1 vote per share. As of August 19, 2022, the Subordinate Voting Shares represented approximately 33.2% of the voting power of our outstanding voting securities and approximately 66.8% of the voting power of our voting securities on a fully diluted basis, and the Super Voting Shares represented approximately 66.5% of the voting power of our outstanding voting securities and approximately 33.5% of the voting power of our voting securities on a fully diluted basis. Fully diluted calculations take into account Subordinate Voting Shares issuable upon the conversion of outstanding debentures, the redemption of Class B Common Shares of our subsidiary, Indus Holding Company, and the exercise of outstanding warrants and options and Subordinate Voting Shares subject to unvested restricted stock units.

The Super Voting Shares are held by the former Chairman and Chief Executive Officer of the Company (the “Super Voting Shareholder”), who has entered into an agreement with the Company to vote the Super Voting Shares in accordance with the voting agreement described in Item 4 below and otherwise as directed by the Company’s board of directors.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Subordinate Voting Shares. The principal executive offices of the Company are located at 19 Quail Run Circle, Suite B, Salinas, California 93907.

Item 2. Identity and Background.

(a) This Statement is being filed by George Michael Hardin Allen, Geronimo Capital, LLC (“Geronimo Capital”), Geronimo CVOF Manager, LLC (“Geronimo Manager”), Geronimo Central Valley Opportunity Fund, LLC (“Geronimo Fund”) and the George Allen Revocable Trust (the “Allen Trust” and, together with Mr. Allen, Geronimo Capital and Geronimo Manager, the “Reporting Persons”).

(b) Each Reporting Person has its principal business address at 54 Bentley Lane, Clinton Corners, New York 12514.

(c) Mr. Allen is an investor in publicly traded and privately held businesses and the Chairman of the Company. The Company is a California-based cannabis company with vertically integrated operations including large scale cultivation, extraction, processing, manufacturing, branding, packaging and wholesale distribution to retail dispensaries.

Geronimo Fund is a private investment fund that was formed to acquire, hold and dispose of securities of the Company. Mr. Allen is the sole manager and majority owner of Geronimo Manager, a special purpose vehicle which manages Geronimo Fund.

Geronimo Capital is a private investment vehicle solely owned by Mr. Allen.

The Allen Trust is an estate-planning vehicle of which Mr. Allen is a trustee.

(d) – (e) No Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Allen is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Geronimo Fund raised $10,507,488 in aggregate capital contributions from investors, including $1,000,000 from Geronimo Capital, to acquire Convertible Debentures and Convertible Debenture Warrants in the Convertible Debenture Offering (as defined below). As a result of the Geronimo Redemption (as defined below) and a small prior partial redemption on July 29, 2021, the Convertible Debentures and Convertible Debenture Warrants held by Geronimo Fund as of the date of this Schedule 13D represent $4,536,431 of the initial capital contributions.

The Convertible Debentures and Convertible Debenture Warrants held by Geronimo Manager represent an initial fee paid to Geronimo Manager in kind that was netted against the Convertible Debentures and Convertible Debenture Warrants acquired by Geronimo Fund.

Mr. Allen used personal funds in the amount of CDN $405,000 to acquire the Subordinate Voting Shares and December 2020 Warrants (as defined below) held directly by him and contributed personal funds in the amount of (i) $1,000,000 to Geronimo Capital that were used by Geronimo Capital to acquire its investment in Geronimo Fund, (ii) $760,860.66 that were used by Geronimo Capital to acquire 2020 Convertible Debentures and 2020 Convertible Debenture Warrants separate from Geronimo Fund in the 2020 Convertible Debenture Offering (as defined below), (iii) $200,000 that were used to acquire Subordinate Voting Shares and PIPE Warrants (as defined below) and (iv) $650,000 that were used by the Allen Trust to acquire 2022 Convertible Debentures and 2022 Convertible Debenture Warrants (as defined below). Mr. Allen holds options to acquire 150,000 Subordinate Voting Shares that are exercisable or will become exercisable within 60 days from the date of this amendment. Such options were received as compensatory grants from the Company.

CUSIP No. 547572107	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 4. Purpose of the Transaction.

Commencing April 13, 2020, the Company offered and sold (the “2020 Convertible Debenture Offering”) an aggregate of $16,075,738 in principal amount of debentures due October 13, 2023 (the “Convertible Debentures”), each of which is convertible into Subordinate Voting Shares at a  $0.20 per share conversion price, and warrants to purchase a number of Subordinate Voting Shares equal to the number of shares underlying the Convertible Debentures, at an exercise price of $0.28 per share, between July 1, 2020 and October 13, 2023 (the “2020 Convertible Debenture Warrants”). Geronimo Fund, Geronimo Manager and Geronimo Capital purchased an aggregate of $11,428,362 of the 2020 Convertible Debentures and 2020 Convertible Debenture Warrants in the offering. The purpose of the 2020 Convertible Debenture Offering was to refinance outstanding indebtedness of the Company and to provide working capital for general corporate purposes.

In connection with the 2020 Convertible Debenture Offering, the Company entered into a voting agreement with the Super Voting Shareholder and the investors in the 2020 Convertible Debenture Offering, including Geronimo Fund, Geronimo Manager and Geronimo Capital. Pursuant to the Voting Agreement, the Super Voting Shareholder and such investors agreed to maintain the size of the Company’s board of directors at seven directors and to vote all of their voting securities (including the Super Voting Shares) to elect three persons designated by a majority in interest of the debenture holders (the “Investor Directors”), three persons designated by a majority of the incumbent directors or their successors (or, in the event no such director is then serving, the Super Voting Shareholder) (the “Indus Directors”) and one person designated by mutual agreement of a majority of the Investor Directors and a majority of the Indus Directors. In addition, the parties to the Voting Agreement agreed to take such actions as are within their control to maintain audit, compensation and corporate governance committees consisting of an equal number of non-employee Investor Directors and Indus Directors. Prior to the Geronimo Redemption, Geronimo Fund, Geronimo Manager and Geronimo Capital held a majority interest in the 2020 Convertible Debentures and 2020 Convertible Debenture Warrants and thereby controlled all decisions made by investors in the 2020 Convertible Debenture Offering under the Voting Agreement. Mr. Allen, Geronimo Fund, Geronimo Manager and Geronimo Capital disclaim beneficial ownership of the Super Voting Shares.

On December 16, 2020, the Company completed a CDN $30,000,000 offering of Units, each Unit consisted of one Subordinate Voting Share and one-half of one warrant (with each whole warrant exercisable to purchase one Subordinate Voting Share for CDN $2.20 per share) (the “December 2020 Warrants”). The purpose of the offering was to fund the development of a cultivation and production facility and to provide working capital for general corporate purposes.

On August 30, 2021, the Company completed an $18,000,000 private placement of Units, each Unit consisted of one Subordinate Voting Share and one-half of one warrant (with each whole warrant exercisable to purchase one Subordinate Voting Share for CDN $1.40 per share) (the “PIPE Warrants”). The purpose of the offering was to provide working capital for general corporate purposes.

As of January 1, 2022, a portion of the 2020 Convertible Debentures and 2020 Convertible Debenture Warrants held by Geronimo Fund were distributed to certain investors in Geronimo Fund, including Geronimo Capital, in redemption of their interests (the “Geronimo Redemption”). Of the 14,957,476 Subordinate Voting Shares beneficially owned by Geronimo Capital, 7,048,870 are Subordinate Voting Shares underlying 2020 Convertible Debentures and 2020 Convertible Debenture Warrants that were distributed to Geronimo Capital in the Geronimo Redemption.

On August 19, 2022, the Company offered and sold an aggregate of $4,215,526 in principal amount of debentures due October 13, 2023 (the “2022 Convertible Debentures” and, together with the 2020 Convertible Debentures, the “Convertible Debentures”), each of which is convertible into Subordinate Voting Shares at a $0.2313 per share conversion price, and warrants to purchase (a) a number of Subordinate Voting Shares equal to the number of shares underlying the 2022 Convertible Debentures, at an exercise price of $0.2613 per share, between August 19, 2022 and February 19, 2026 (the “2022 Convertible Debenture Warrants” and, together with the 2020 Convertible Debenture Warrants, the “Convertible Debenture Warrants”) and (b) a number of non-voting common shares of Indus Holding Company (“Indus Exercise Shares”), a subsidiary of the Company, equal to 1.5 times the number of Subordinate Voting Shares underlying the 2022 Convertible Debentures, at an exercise price of $0.2613 per share, between August 19, 2022 and February 19, 2026 (the “Indus Warrants” and, together with the 2022 Convertible Debenture Warrants, the “2022 Warrants”). Provided that the Company has applied for and obtained all necessary regulatory approvals (including, without limitation, the approval of any stock exchange on which the Subordinate Voting Shares are listed), (i) the Indus Warrants will be exchangeable for 2022 Convertible Debenture Warrants on a one-for-one basis and (ii) holders will be entitled to exchange any outstanding Indus Exercise Shares for Subordinate Voting Shares on a one-for-one basis. The Allen Trust purchased $650,000 of 2022 Convertible Debentures and 2022 Warrants in the offering.

Mr. Allen (in his capacity as Chairman of the Company or otherwise), Geronimo Capital, Geronimo Manager, Geronimo Fund and/or the Allen Trust may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Subordinate Voting Shares. The Reporting Persons may from time to time acquire or dispose of additional Subordinate Voting Shares in the open market, in privately negotiated transactions or otherwise.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The following table sets forth the aggregate number and percentage of Subordinate Voting Shares beneficially owned by each Reporting Person. Geronimo Fund, Geronimo Manager and the Allen Trust disclaim beneficial ownership of the Subordinate Voting Shares held by

CUSIP No. 547572107	SCHEDULE 13D/A	Page 9 of 10 Pages

Geronimo Capital. Geronimo Capital disclaims beneficial ownership of the Subordinate Voting Shares held by each other Reporting Person. To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons own or beneficially own any additional Subordinate Voting Shares.

	Outstanding Shares	Shares Underlying Convertible Debentures	Shares Underlying Convertible Debenture Warrants	Shares Underlying December 2020 Warrants	Shares Underlying Options	Shares Underlying PIPE Warrants	Total	Beneficial Ownership Percentage*
George Michael Hardin Allen 1/	467,000	33,621,159	33,621,159	133,500	150,000	100,000	68,092,818	40.5%
Geronimo Capital 2/	200,000	7,328,738	7,328,738	-	-	100,000	14,957,476	13.0%
Geronimo Manager 3/	-	23,482,218	23,482,218	-	-	-	46,964,436	31.8%
Geronimo Fund 4/	-	22,682,155	22,682,155	-	-	-	45,364,310	31.1%
Allen Trust 5/	-	22,682,155	22,682,155	-	-	-	5,620,406	5.6%

* Based on 100,613,094 Subordinate Voting Shares outstanding as of August 19, 2022.

1/ Mr. Allen’s beneficial ownership positions include Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held by each of the other Reporting Persons. Mr. Allen holds directly 267,000 Subordinate Voting Shares and December 2020 Warrants exercisable for 133,500 Subordinate Voting Shares.

2/ Geronimo Capital’s beneficial ownership positions include only Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held directly by Geronimo Capital.

3/ Geronimo Manager’s beneficial ownership positions include Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held Geronimo Manager and Geronimo Fund. Geronimo Manager holds directly a Convertible Debentures convertible into 800,063 Subordinate Voting Shares and Convertible Debenture Warrants exercisable for 800,063 Subordinate Voting Shares.

4/ Geronimo Fund’s beneficial ownership positions include only Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held directly by Geronimo Fund.

5/ The Allen Trust’s beneficial ownership positions include only Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held directly by the Allen Trust.

(b)

The following table sets forth the aggregate number and percentage of Subordinate Voting Shares as to which each Reporting Person exercises sole or shared beneficial ownership. Mr. Allen and Geronimo Capital may be deemed to share voting and dispositive power over the Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held by Geronimo Capital. Mr. Allen and Geronimo Manager may be deemed to share voting and dispositive power over the Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held by Geronimo Manager. Mr. Allen, Geronimo Manager and Geronimo Fund may be deemed to share voting and dispositive power over the Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held by Geronimo Fund. Mr. Allen and the Allen Trust may be deemed to share voting and dispositive power over the Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held by the Allen Trust. Mr. Allen has sole voting and dispositive power over the Subordinate Voting Shares held or issuable upon the exercise of securities held by him.

	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Total Beneficial Ownership	Beneficial Ownership Percentage
George Michael Hardin Allen	550,500	67,542,318	68,092,818	40.5%
Geronimo Capital	-	14,957,476	14,957,476	13.0%
Geronimo Manager	-	46,964,436	46,964,436	31.8%
Geronimo Fund	-	45,364,310	45,364,310	31.1%
Geronimo Fund	-	5,620,406	5,620,406	5.6%

(c)	There have been no transactions in the Company’s shares by the Reporting Persons during the past sixty days.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subordinate Voting Shares reflected on the cover pages to this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The information set forth in Item 4 herein is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

CUSIP No. 547572107	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022

/s/ George Michael Hardin Allen
George Michael Hardin Allen

GERONIMO CAPITAL, LLC
By:	/s/ George Michael Hardin Allen
Name: George Michael Hardin Allen
Title: Member

GERONIMO CVOF MANAGER, LLC
By:	/s/ George Michael Hardin Allen
Name: George Michael Hardin Allen
Title: Manager

GERONIMO CENTRAL VALLEY OPPORTUNITY FUND, LLC, by Geronimo CVOF Manager, LLC, its Manager
By:	/s/ George Michael Hardin Allen
Name: George Michael Hardin Allen
Title: Manager

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D reporting a material change in facts, and any further amendments related thereto, and hereby affirm that such Statement on Schedule 13D and any such further amendments are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 23, 2022

/s/ George Michael Hardin Allen
George Michael Hardin Allen

GERONIMO CAPITAL, LLC
By:	/s/ George Michael Hardin Allen
Name: George Michael Hardin Allen
Title: Member

GERONIMO CVOF MANAGER, LLC
By:	/s/ George Michael Hardin Allen
Name: George Michael Hardin Allen
Title: Manager

GERONIMO CENTRAL VALLEY OPPORTUNITY FUND, LLC, by Geronimo CVOF Manager, LLC, its Manager
By:	/s/ George Michael Hardin Allen
Name: George Michael Hardin Allen
Title: Manager